Exhibit 99.1
Hydrogenics Corporation

Third Quarter 2008 Interim Consolidated Financial Statements and
Results of Operations

Hydrogenics Corporation

Hydrogenics Corporation
Interim Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

	September 30	December 31
	2008	2007

Assets

Current assets
Cash and cash equivalents	$17,899	$15,460
Restricted cash (note 9)	5,363	—
Short-term investments	—	15,032
Accounts receivable	7,510	12,713
Grants receivable	990	850
Inventories (note 4)	9,314	12,659
Prepaid expenses	869	1,105

	41,945	57,819

Property, plant and equipment	4,034	4,847
Intangible assets	61	249
Goodwill	5,025	5,025

	$51,065	$67,940

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$17,882	$18,166
Unearned revenue	5,149	9,042

	23,031	27,208

Long-term debt	—	11
Deferred research and development grants	97	337

	23,128	27,556

Shareholders’ Equity
Share capital	307,000	306,872
Contributed surplus	16,173	15,606
Deficit	(289,470)	(277,101)
Accumulated other comprehensive loss	(5,766)	(4,993)

Total deficit and accumulated other comprehensive loss	(295,236)	(282,094)

	27,937	40,384

	$51,065	$67,940

The accompanying notes form an integral part of these interim consolidated financial statements.

Norman Seagram	Douglas Alexander
Chairman	Director

Third Quarter 2008 Interim Consolidated Financial Statements	Page 2

Hydrogenics Corporation

Hydrogenics Corporation
Interim Consolidated Statements of Shareholders’ Equity
(in thousands of US dollars, except for share and per share amounts)
(unaudited)

					Accumulated
					other	Total
	Common shares		Contributed		comprehensive	shareholders’
	Number	Amount	surplus	Deficit	income (loss)	equity

Balance at Dec. 31, 2006	91,916,466	$307,376	$13,718	$(249,033)	$(5,304)	$66,757

Net loss for the period	—	—	—	(18,571)		(18,571)
Foreign currency translation adjustments	—	—	—		221	221

Comprehensive loss						(18,350)

Shares issued:
Shares returned to treasury	(150,775)	(504)	335	—	—	(169)
Stock-based compensation expense	—	—	1,266	—	—	1,266

Balance at Sept. 30, 2007	91,765,691	306,872	15,319	(267,604)	(5,083)	49,504
Net loss for the period	—	—	—	(9,497)		(9,497)

Foreign currency translation adjustments	—	—	—	—	90	90

Comprehensive loss	—	—	—	—	—	(9,407)

Shares issued:
Stock-based compensation expense	—	—	287	—	—	287

Balance at Dec. 31, 2007	91,765,691	306,872	15,606	(277,101)	(4,993)	40,384

Net loss for the period	—	—	—	(12,369)	—	(12,369)
Foreign currency translation adjustments	—	—	—	—	(773)	(773)

Comprehensive loss						(13,142)

Shares issued:
Issuance of common shares on exercise of options	639,980	128	—	—	—	128
Adjustment for partial shares	(5)	—	—	—	—	—
Stock-based compensation expense	—	—	567		—	567

Balance at Sept. 30, 2008	92,405,666	$307,000	$16,173	$(289,470)	$(5,766)	$27,937

The authorized capital stock of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series.
The accompanying notes form an integral part of these interim consolidated financial statements.

Third Quarter 2008 Interim Consolidated Financial Statements	Page 3

Hydrogenics Corporation

Hydrogenics Corporation
Interim Consolidated Statements of Operations
(in thousands of US dollars, except for share and per share amounts)
(unaudited)

	Three months ended Sept. 30		Nine months ended Sept. 30
	2008	2007	2008	2007

Revenues	$10,984	$10,624	$30,485	$26,939

Cost of revenues	9,496	9,544	25,159	23,980

	1,488	1,080	5,326	2,959

Operating expenses
Selling, general and administrative	2,819	5,197	12,191	17,091
Research and product development (note 7)	2,115	3,054	5,555	7,606
Amortization of property, plant and equipment	179	230	700	677
Amortization of intangible assets	63	63	188	188

	5,176	8,544	18,634	25,562

Loss from operations	(3,688)	(7,464)	(13,308)	(22,603)

Other income (expenses)
Provincial capital tax	—	(174)	170	(248)
Interest	158	462	772	1,920
Foreign currency gains (losses)	(77)	704	117	2,373

	81	992	1,059	4,045

Loss before income taxes	(3,607)	(6,472)	(12,249)	(18,558)
Current income tax expense	121	6	120	13

Net loss for the period	$(3,728)	$(6,478)	$(12,369)	$(18,571)

Net loss per share
Basic and diluted (note 8)	$(0.04)	$(0.07)	$(0.13)	$(0.20)

Weighted average number of common shares outstanding	92,378,737	91,765,691	91,971,529	91,808,770
The accompanying notes form an integral part of these interim consolidated financial statements.

Third Quarter 2008 Interim Consolidated Financial Statements	Page 4

Hydrogenics Corporation

Hydrogenics Corporation
Interim Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)
(unaudited)

	Three months ended Sept. 30		Nine months ended Sept. 30
	2008	2007	2008	2007

Cash and cash equivalents provided by (used in)
Operating activities
Net loss for the period	$(3,728)	$(6,478)	$(12,369)	$(18,571)
Items not affecting cash
Amortization of property, plant and equipment	179	407	700	1,208
Amortization of intangible assets	63	63	188	188
Unrealized foreign exchange losses(gains)	(215)	193	101	274
Stock-based compensation	156	370	567	1,266
Net change in non-cash working capital	(3,228)	(180)	3,935	(5,660)

	(6,773)	(5,625)	(6,878)	(21,295)

Investing activities
Decrease (increase) in short-term investments	—	(14,829)	15,032	39,521
Decrease (increase) in restricted cash	631	—	(5,363)	—
Purchase of property, plant and equipment	(5)	(378)	(330)	(885)

	626	(15,207)	9,339	38,636

Financing activities
Repayment of long-term debt	—	—	(11)	(94)
Deferred research and development grant	155	60	(139)	70
Common shares issued (purchased and cancelled), net of issuance costs	128	—	128	(169)

	283	60	(22)	(193)

Increase (decrease) in cash and cash equivalents during the period	(5,864)	(20,772)	2,439	17,148

Cash and cash equivalents — Beginning of period	23,763	43,857	15,460	5,937

Cash and cash equivalents — End of period	$17,899	$23,085	$17,899	$23,085

Supplemental disclosure
Interest paid	$1	$9	$13	$17
Income taxes paid (recovered)	30	(9)	(35)	4
The accompanying notes form an integral part of these interim consolidated financial statements.

Third Quarter 2008 Interim Consolidated Financial Statements	Page 5

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

1.  Basis of preparation
The accompanying interim consolidated financial statements of Hydrogenics Corporation and its subsidiaries (“Hydrogenics” or the “Corporation”) have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information and are presented in US dollars, unless otherwise noted. Accordingly, they do not include all of the information and notes required by Canadian GAAP for annual consolidated financial statements. Canadian GAAP, in the case of the Corporation, conforms in all material respects with accounting principles generally accepted in the United States, except as outlined in notes 2 and 11.
The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for interim periods. Operating results for the three and nine months ended September 30, 2008 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2008. The accounting policies used in the preparation of these interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Corporation’s fiscal 2007 annual report.
These interim consolidated financial statements follow the same accounting policies and methods of application as the consolidated financial statements for the year ended December 31, 2007, except as described below. Certain prior year amounts have been reclassified to conform with the current period’s presentation.
Risk management arising from financial instruments
For the interim period ended September 30, 2008, the Corporation has adopted the requirements of The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3862, “Financial Instruments — Disclosures,” which apply to fiscal years beginning on or after October 1, 2007. This section requires disclosures relating to: (i) the significance of financial instruments for financial position and performance; and (ii) the nature and extent of the Corporation’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, and how the Corporation manages those risks.
Liquidity
The Corporation has sustained losses and negative cash flows from operations over the past five years. At September 30, 2008, the Corporation has approximately $23,262 of cash and restricted cash. There are uncertainties related to the timing and use of the Corporation’s cash resources. These uncertainties include the volume of commercial sales related to the Corporation’s hydrogen generation products and the development of markets for, and customer acceptance of, its fuel cell power products. As a result, the Corporation may need to seek additional equity or arrange debt financing, which could include additional lines of credit. There is no assurance that the Corporation will be successful in its financing efforts or that they will be sufficient.
As at September 30, 2008 the Company s current liabilities, all of which fall due for payment within twelve months of the balance sheet date were $17,882.
Credit risk
Credit risk arises from the potential that a counterparty will fail to perform its obligations. The Corporation is exposed to credit risk from customers. However, the Corporation has a significant number of customers, which minimizes concentration of credit risk. At September 30, 2008, the Corporation’s two largest customers accounted for 14% (12% at December 31, 2007) and 10% (5% at December 31, 2007) of revenues, respectively. Losses under trade receivables have historically been insignificant. In order to minimize the risk of loss for trade receivables, the Corporation’s extension of credit to customers involves a review and approval by senior management as well as progress payments as contracts are executed. The majority of the Corporation’s sales are invoiced with payment terms between 30 and 60 days.

Third Quarter 2008 Interim Consolidated Financial Statements	Page 6

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

The Corporation reviews its trade receivable accounts regularly and writes down their carrying values to their expected realizable values, by making an allowance for doubtful receivables, as soon as the account is determined not to be fully collectible, which is done based on management’s evaluation of the situation on a customer by customer basis. The Corporation’s assessment of outstanding receivables from customers is primarily based on the Corporation’s assessment of the credit worthiness of the customer. The allowance is charged against earnings. Shortfalls in collections are applied against this provision. Estimates for the allowance for doubtful debts are determined by a customer-by-customer evaluation of collectability at each balance sheet reporting date, taking into account the amounts that are past due and any available relevant information on the customers’ liquidity and going concern problems.
The Corporation’s trade receivables have a carrying value of $7,510 as at September 30, 2008, representing the maximum exposure to credit risk of those financial assets, exclusive of the allowance for doubtful accounts. Normal credit terms for amounts due from customers call for payment within 30 to 60 days. An insignificant amount of these receivables were past due as at September 30, 2008.
The Corporation’s exposure to credit risk for trade receivables by geographic area as at September 30, 2008 was as follows:

Sept. 30
2008
Europe	60%
United States	30
Middle East	2
Asia	2
Rest of world	6

100%

The Corporation may also have credit risk relating to cash and short-term investments, which it manages by dealing with large chartered Belgian, Canadian and German banks and investing in highly liquid investments. The Corporation’s cash and restricted cash carrying value is $23,262, representing the maximum exposure to credit risk of these financial assets. Approximately 68% of the Corporation’s cash and short-term investments at September 30, 2008 were held by four financial institutions. The Corporation’s exposure to credit risk relating to cash and short-term investments by geographic area as at September 30, 2008 was as follows:

Canada	49%
Belgium	42%
Germany	9%
Foreign currency risk
Foreign currency risk arises because of fluctuations in exchange rates. The Corporation conducts a significant portion of its business activities in foreign currencies, primarily Canadian dollars and the euro. The assets and liabilities that are denominated in foreign currencies will be affected by changes in the exchange rate between the US dollar and these foreign currencies. The Corporation recognized foreign exchange gains (losses) in the three and nine months ended September 30, 2008 of $(77) and $117, respectively, as compared to foreign exchange gains of $704 and $2,373 in the three and nine months ended September 30, 2007.
If a shift in foreign exchange rates of 10% were to occur, the exchange gain or loss on our net monetary assets could be valued at plus or minus $417 due to exchange rate fluctuations and this would be recorded in the interim consolidated statements of operations.

Third Quarter 2008 Interim Consolidated Financial Statements	Page 7

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

The Corporation’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by converting cash balances into foreign currencies to the extent practical to match to other foreign currency obligations. The Corporation conducts a significant portion of its business activities in foreign currencies. The monetary assets and liabilities that are denominated in foreign currencies are affected by changes in the exchange rate between the US dollar and these foreign currencies.
Interest rate risk
Interest rate risk arises because of the fluctuation in market interest rates. The Corporation is subject to interest rate risk on its cash and short-term investments; however, the Corporation does not have any long-term debt and hence is not subject to interest rate risk from borrowings. If a shift in interest rates of 10% were to occur, the impact on cash and cash equivalents, restricted cash, and short-term investments and the related net loss for the period would be insignificant.
Management of capital
The Corporation’s objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy, fund research and product development, undertake selective acquisitions, while at the same time taking a conservative approach toward financial leverage and management of financial risk.
The Corporation’s capital is composed of share capital, contributed surplus, accumulated deficit and foreign currency translation adjustments included within accumulated other comprehensive income (loss). The Corporation’s primary uses of capital are to finance operating cash flow, increases in non-cash working capital and capital expenditures. The Corporation currently funds these requirements from internally generated cash flows and cash raised through past share issuances. The Corporation’s objectives when managing capital are to ensure that the Corporation will continue to have enough liquidity so it can provide its services to its customers and returns to its shareholders.
The Corporation monitors its capital on the basis of the adequacy of its cash resources to fund its business plan. In order to maximize flexibility to finance the Corporation’s ongoing growth, the Corporation does not currently pay a dividend to holders of its common shares.
2.  New accounting standards
The Corporation has adopted the following changes to its accounting policies:
(i)  Canadian standards
CICA Handbook Section 1535, “Capital Disclosures,” Section 3862 “Financial Instruments - Disclosures,” and Section 3863, “Financial Instruments — Presentation.” Section 1535 establishes disclosure requirements about an entity’s capital and how it is managed. The purpose is to enable users of the financial statements to evaluate objectives, policies and processes for managing capital. Sections 3862 and 3863 replaced Section 3861, “Financial Instruments — Disclosure and Presentation,” revising and enhancing disclosure requirements while carrying forward its presentation requirements. These new sections place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks. These sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Corporation has adopted this new guidance effective January 1, 2008. While these standards impacted disclosure provided by the Corporation, adoption of these standards did not impact its consolidated financial position, results of operations or cash flows.
In May 2007, the CICA issued Handbook Section 3031, “Inventories,” which replaced the existing Section 3030 “Inventories.” The standard introduced changes to the measurement and disclosure of inventory. This standard is effective for interim and annual periods related to fiscal years beginning on or after January 1, 2008 with earlier application encouraged. The Corporation adopted this new guidance effective January 1, 2008. This standard did not have a material impact on its consolidated financial position, results of operations or cash flows; however, the Corporation now carries inventory at the lower of cost and net realizable value. Previously, the Corporation carried inventory at the lower of cost and replacement cost.

Third Quarter 2008 Interim Consolidated Financial Statements	Page 8

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

In May 2007, the Accounting Standards Board (“AcSB”) amended Section 1400, General Standards of Financial Statement Presentation, to change the guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern. Management is required to make an assessment of an entity’s ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet dates. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. The Corporation adopted this new guidance effective January 1, 2008. While these standards impacted disclosure provided by the Corporation, adoption of this standard did not have a material impact on its consolidated financial position, results of operations or cash flows.
In January 2008, the CICA issued CICA Emerging Issues Committee (“EIC”) EIC-169 “Embedded Foreign Currency Derivatives” (“EIC-169”). Guidance in EIC-169 should be applied retrospectively to embedded foreign currency derivatives in host contracts that are not financial instruments accounted for in accordance with Section 3855 in financial statements issued for interim and annual periods ending on or after March 15, 2008. This new EIC assists in the interpretation of the phrase “routinely denominated” as used in Section 3855 and also assists in determining which factors can be used to determine whether a contract for the purchase or sale of a non-financial item such as a commodity is routinely denominated in a particular currency in commercial transactions around the world. The Corporation adopted this standard effective January 1, 2008. The adoption of this standard did not have a material impact on the Corporation’s consolidated financial position, results of operations or cash flows.
(ii)  US standards
The following changes only apply to note 11 of the interim consolidated financial statements.
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards that permit, or in some cases require, estimates of fair market value. SFAS 157 also expands financial statement disclosure requirements about a corporation’s use of fair value measurements, including the effect of such measures on earnings. This standard is effective for fiscal years beginning after November 15, 2007. The Corporation adopted this new guidance effective January 1, 2008. This standard did not impact the Corporation’s consolidated financial position, results of operations or cash flows. For non-financial assets and non-financial liabilities, the standard is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Corporation plans to adopt this guidance effective January 1, 2009. The Corporation is currently assessing the effect this standard may have on the Corporation’s results of operations and consolidated financial position.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards, which require certain assets or liabilities to be carried at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a Corporation may choose, at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159, for financial assets and financial liabilities, is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Corporation adopted this new guidance effective January 1, 2008. This standard did not have a material impact on its consolidated financial position, results of operations or cash flows.

Third Quarter 2008 Interim Consolidated Financial Statements	Page 9

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

New Accounting Standards
The following changes will be adopted in the future.
(i)  Canadian standards
In February 2008, the CICA issued Handbook Section 3064 “Goodwill and Intangible Assets,” which replaced existing Sections 3062 “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs.” The new standard introduced changes to recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Financial Reporting Standard IAS 38, “Intangible Assets.” The new standard also provides guidance for the recognition of internally developed intangible assets, including assets developed from research and development activities, ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. Section 3064 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 with earlier adoption encouraged. The Corporation anticipates adopting this new guidance effective January 1, 2009. The Corporation is currently assessing the effect that this standard may have on the Corporation’s results of operations and consolidated financial position.
(ii)  Convergence with International Financial Reporting Standards
In February 2008, the Canadian Accounting Standards Board confirmed that the use of International Financial Reporting Standards (“IFRS”) will be required for fiscal years beginning on or after January 1, 2011 for publicly accountable profit-oriented enterprises. IFRS will replace Canada’s current generally accepted accounting principles. Companies will be required to provide comparative IFRS information for the previous fiscal year. The Corporation is currently evaluating the impact of their adoption on its consolidated financial statements.
Canadian GAAP will be converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States’ FASB and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the complete changeover to IFRS; and standards not subject to a joint-convergence project have been exposed in an omnibus manner for introduction at the time of the complete changeover to IFRS. The Corporation is in the early stages of assessing the impact of IFRS on the Corporation’s disclosures, results of operations and consolidated financial position.
(iii)  US standards
The following changes will only apply to note 11 of the interim consolidated financial statements.
In December 2007, the FASB issued Statement SFAS No. 141 (revised 2007), “Business Combinations,” which replaces SFAS No 141. The standard retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS No. 141R is effective for the Corporation beginning January 1, 2009 and will apply prospectively to business combinations completed on or after that date.
3.  Business streamlining initiative
On March 20, 2007 and November 6, 2007, the Corporation’s Board of Directors approved a restructuring and streamlining of the Corporation’s operations in order to reduce its overall cost structure. In March 2007, the Corporation recorded a $2,100 charge for severance and related expenses, which are included in selling, general and administrative expenses. The substantial majority of this charge pertains to the Power Systems business segment.

Third Quarter 2008 Interim Consolidated Financial Statements	Page 10

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

In November 2007, the Corporation recorded an additional $1,990 charge for severance and related expenses for these initiatives, which are included in selling, general and administrative expenses as at December 31, 2007. These amounts were charged to the business segments as follows: $846 for Power Systems; $142 for OnSite Generation; and $1,002 for Corporate and Other business segments. As at September 30, 2008, the Corporation had paid $3,965 in respect of these charges. The remaining balance of $125 at September 30, 2008 is anticipated to be paid in 2008.
On November 7, 2007, the Corporation announced plans to wind up its fuel cell test products design, development and manufacturing business, due to lower than planned gross margin and growth prospects and not achieving certain operating targets. During the year ended December 31, 2007, the Corporation incurred $2,016 in respect of severance and related expenses, and the writeoff of inventory. Of the $2,016 recorded during the year ended December 31, 2007, no severance and related expenses remain unpaid at September 30, 2008.
4.  Inventories

	September 30	December 31
	2008	2007

Raw materials	$4,575	$5,070
Work-in-progress	4,703	6,768
Finished goods	36	821

	$9,314	$12,659

Changes in the Corporation’s provision for obsolete inventory for the nine months ended September 30, 2008 are as follows:

Balance, December 31, 2007	$785
Increase to provisions	685
Writedowns	(475)
Reversal of provision	—

Balance, September 30, 2008	$995

5.  Warranties
Product warranty liabilities are included in accounts payable and accrued liabilities on the interim consolidated balance sheets. Changes in the Corporation’s aggregate product warranty liabilities for the nine months ended September 30, 2008 and 2007 are as follows:

	2008	2007

Balance, December 31, 2007 and 2006	$3,592	$5,077
Accruals for warranties	1,809	1,645
Settlements made during the period	(1,088)	(3,083)

Balance, September 30, 2008 and 2007	$4,313	$3,639

Third Quarter 2008 Interim Consolidated Financial Statements	Page 11

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

6.  Stock-based compensation
During the nine months ended September 30, 2008, 1,300,004 (September 30, 2007 — 1,644,960) stock options with a weighted average fair value of $0.29 at the date of grant were issued to employees. The fair value of the stock options was determined using the Black-Scholes option pricing model with the following assumptions:

	Sept. 30	June 30
	2008	2007

Risk free interest rate	3.46%	4.11%
Expected volatility	64%	56%
Expected life (in years)	4	4
Expected dividends	nil	nil
During the nine months ended September 30, 2008, the Corporation created a restricted share unit (“RSU”) plan for senior executives. Compensation cost for RSUs” granted under the RSU Plan is recorded as an expense with a corresponding increase in accrued liabilities and is measured at intrinsic value. Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost. Compensation cost is recognized over the vesting period using the graded vesting method. Pursuant to the terms of the plan, RSUs vest on a date no later than December 31 of the third calendar year following the year in respect of which they were granted. All vested RSUs shall be redeemed by the Corporation at an amount equal to the number of vested RSUs multiplied by the closing price of the underlying common shares of the Corporation on the Toronto Stock Exchange on the last trading day on which the shares were traded preceding the vesting date. During the nine months ended September 30, 2008, 1,287,500 units were awarded under the terms of this plan. The fair value of these restricted stock units on the date of grant was $752. The fair value of these restricted stock units at September 30, 2008 was $1,089.
Stock-based compensation expense of $156 and $567 for the three and nine months ended September 30, 2008 (September 30, 2007 — $370 and $1,266), respectively is included in selling, general and administrative expenses.
7.  Research and product development
Research and product development expenses are recorded net of third party program funding received or receivable. For the three and nine months ended September 30, 2008, research and product development expenses and program funding, which has been received or is to be received, are as follows:

	Three months ended September 30
	2008	2007

Research and product development expenses	$2,640	$3,223
Research and product development funding	(525)	(169)

Net research and product development expenses	$2,115	$3,054

	Nine months ended September 30
	2008	2007

Research and product development expenses	$6,887	$8,002
Research and product development funding	(1,332)	(396)

Net research and product development expenses	$5,555	$7,606

Third Quarter 2008 Interim Consolidated Financial Statements	Page 12

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

8.  Net loss per share
For the three and nine months ended September 30, 2008, the weighted average number of common shares outstanding was 92,378,737 and 91,971,529, respectively. No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share, as the effect would be anti-dilutive.
9.  Guarantees
As at September 30, 2008, the Corporation had outstanding standby letters of credit and letters of guarantee issued by several financial institutions which total $8,045 (December 31, 2007 — $5,213) with expiry dates extending to October 2011. The Corporation has restricted cash totalling $5,363 as partial security for these standby letters of credit and letters of guarantee. These instruments relate primarily to obligations in connection with the terms and conditions of the Corporation’s sales contracts. The standby letters of credit and letters of guarantee may be drawn upon by the customer if the Corporation fails to perform its obligations under the sales contracts and the Corporation would be liable to the financial institution for the amount of the standby letters of credit or letters of guarantee in the event that the instruments are drawn.
10.  Segmented financial information
The Corporation’s three reportable segments include: (i) OnSite Generation; (ii) Power Systems; and (iii) Test Systems. Where applicable, corporate and other activities are reported separately as Corporate and Other. OnSite Generation includes the design, development, manufacture, and sale of hydrogen generation products. Power Systems includes the design, development, manufacture, and sale of fuel cell products. Test Systems includes the design, development, manufacture, and sale of fuel cell test products and the provision of fuel cell diagnostic testing services.
Financial information by reportable segment for the three and nine months ended September 30, 2008 and 2007 is as follows:

	Three months ended September 30, 2008
	OnSite	Power	Test	Corporate
	Generation	Systems	Systems	and Other	Total
Revenue from external customers	$9,224	$1,761	$—	$—	$10,985
Amortization of intangible assets	—	—	—	63	63
Amortization of property, plant and equipment	—	—	—	179	179
Interest income	—	—	—	159	159
Interest expense	—	—	—	1	1
Income tax expense	—	—	—	121	121
Segment income (loss) (i)	795	(2,763)	(252)	(1,508)	(3,728)

Third Quarter 2008 Interim Consolidated Financial Statements	Page 13

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	Nine months ended September 30, 2008
	OnSite	Power	Test	Corporate
	Generation	Systems	Systems	and Other	Total
Revenue from external customers	$23,134	$4,862	$2,489	$—	$30,485
Amortization of intangible assets	—	—	—	188	188
Amortization of property, plant and equipment	—	—	—	700	700
Interest income	—	—	—	785	785
Interest expense	—	—	—	13	13
Income tax expense	—	—	—	120	120
Segment income (loss) (i)	1,188	(7,587)	(544)	(5,426)	(12,369)

	Three months ended September 30, 2007
	OnSite	Power	Test	Corporate
	Generation	Systems	Systems	and Other	Total
Revenue from external customers	$6,162	$1,010	$3,452	$—	$10,624
Amortization of intangible assets	—	—	—	63	63
Amortization of property, plant and equipment	—	—	—	230	230
Interest income	—	—	—	471	471
Interest expense	—	—	—	(9)	(9)
Income tax expense	—	—	—	6	6
Segment income (loss) (i)	(727)	(3,755)	98	(2,094)	(6,478)

	Nine months ended September 30, 2007
	OnSite	Power	Test	Corporate
	Generation	Systems	Systems	and Other	Total
Revenue from external customers	$13,304	$4,286	$9,349	$—	$26,939
Amortization of intangible assets	—	—	—	188	188
Amortization of property, plant and equipment	—	—	—	677	677
Interest income	—	—	—	1,937	1,937
Interest expense	—	—	—	(17)	(17)
Income tax expense	—	—	—	13	13
Segment loss (i)	(3,919)	(10,439)	(20)	(4,193)	(18,571)

(i)	Segment income (loss) includes directly attributable selling, general and administration costs, research and product development costs net of associated grants and amortization of property, plant and equipment and intangible assets.
Intangible assets and goodwill relating to the Corporation’s OnSite Generation segment as at September 30, 2008 are $61 and $5,025 (December 31, 2007 — $249 and $5,025), respectively. The Corporation currently does not allocate its remaining assets among reportable segments.
A significant portion of the Corporation’s intangible assets and goodwill are common across the locations. Therefore, management does not classify intangible assets and goodwill on a location basis.

Third Quarter 2008 Interim Consolidated Financial Statements	Page 14

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Revenues are segmented by geography, as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
	2008	2007	2008	2007

United States	$2,930	$1,495	$7,520	$8,212
Russia	4,978	1,432	7,483	2,968
Belgium	382	—	2,099	—
Spain	610	—	1,886	—
Saudi Arabia	—	—	1,842	—
Korea	39	861	1,270	861
Sweden	17	—	1,074	—
United Kingdom	408	—	1,074	269
China	13	197	1,005	810
Canada	190	1,260	862	1,834
Brazil	24	—	706	—
Poland	634	—	644	282
Germany	6	244	474	878
Japan	—	29	471	1,449
France	403	104	432	1,522
Romania	13	2	64	369
Italy	7	85	40	776
United Arab Emerites	—	1,226	20	1,226
Argentina	8	2,042	8	2,042
Rest of world	322	1,647	1,511	3,441

	$10,984	$10,624	$30,485	$26,939

11.   Differences between Canadian and United States accounting principles
These interim consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in certain respects from those principles that the Corporation would have followed had its interim consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). As permitted for qualifying foreign private issuers, not all disclosures required to provide a complete reconciliation have been provided. There are no differences in the net loss between Canadian GAAP and US GAAP.

Third Quarter 2008 Interim Consolidated Financial Statements	Page 15